

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 9, 2009

<u>via U.S. mail and facsimile</u>

John Glover, Chief Operating Officer
Castle Brands, Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022

RE: Castle Brands, Inc.
Form 10-K and 10-K/A for Fiscal Year Ended September 30, 2008
Forms 10-Q for the Periods Ended June 30, 2008 and
September 30, 2008

Dear Mr. Glover:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended March 31, 2008</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Fiscal Year Ended March 31, 2008 Compared with Fiscal Year Ended March 31, 2007, page 36</u>

1. We note that your presentation of EBITDA excludes goodwill impairment charges and stock based compensation expense. As such, it appears that this non-GAAP performance measure is not in compliance with Item 10(e) of Regulation S-K. Specifically, these guidelines prohibit presentation of a non-GAAP performance measure which eliminates or smoothes items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please remove the presentation of this measure (e.g. refer to pages 39-40 and pages 42-43 of your filing) or tell us how your presentation complies with Item 10(e) of Regulation S-K.

Contractual Obligations, page 51

2. It does not appear that your contractual obligations table includes your commitments for interest payments on long-term debt or for amounts due under supply agreements (as disclosed in Note 17 to your financial statements). Please revise the table to include these amounts or provide a footnote to the table which clearly identifies the excluded items and provides any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC release No. 33-8350 for further guidance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Goodwill and Intangible Assets, page 69

3. We note that you recorded an $8.8 million charge for goodwill impairment in connection with a downward revision in forecasted earnings, an increase in your incremental borrowing rate due to poor operating results, and a decrease in the value of comparable companies. Please tell us how you considered the effect of these factors as it relates to whether your long-lived intangible assets were impaired at March 31, 2008. Your response should also address how you considered (i) the decrease in your market capitalization from $31.1 million at December 31, 2007 to $15.9 million at March 31, 2008, (ii) your history of net operating losses, and (iii) your history of negative cash flows from operations.

Signatures

4. The signature pages of your Forms 10-K and 10-K/A do not indicate that your Controller or Principal Accounting Officer has signed. If your Controller or

Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(a) and (b) to Form 10-K.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bill Kearns at (202) 551-3727 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: John Glover, Chief Operating Officer
Facsimile to (646) 356-0222